Exhibit 16(a)(5)(v)

ACT TELECONFERENCING, INC.

ANNOUNCES EXTENSION OF ODD-LOT TENDER OFFER

August 3, 2007

DENVER - ACT Teleconferencing, Inc. (OTCBB: ACTT), an independent worldwide provider of audio, video and web-based conferencing products and services, announced today that it is further extending the expiration date for its tender offer for the purchase of all shares of its common stock held by shareholders that owned of record or beneficially 99 or fewer shares as of the close of business on June 6, 2007 and who continue to hold such shares through the expiration date of the offer. The offer as further extended will now expire at 5:00 p.m., Eastern Daylight Time, on August 10, 2007, unless further extended or earlier terminated. As of 5.00 p.m., Eastern Daylight Time, on August 2, 2007, the date and time previously established for the offer to expire, approximately 54 holders had tendered their shares, representing approximately 3,832 shares tendered in total. Eligible shareholders who would like to accept the $5.00 per share offer must tender all shares of common stock that they own before the expiration date as so extended.

If after completion of the offer to purchase there are fewer than 300 shareholders of record, as calculated under the rules and regulations of the Securities Exchange Act of 1934, as amended, the Company intends to terminate the registration of its common stock under the Exchange Act so that the Company may become eligible to suspend its duty to file reports with the Securities and Exchange Commission, or the SEC. If successful, the Company would no longer be required to file periodic and current reports with the SEC or be subject to the SEC’s proxy rules.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of ACT Teleconferencing, Inc.’s common stock. The offer is being made solely by the offer to purchase and the accompanying letter of transmittal, each dated June 13, 2007, and amendments thereto. Investors may obtain copies of ACT Teleconferencing, Inc.’s Schedule 13E-3, along with the amendments thereto, which includes the offer to purchase and letter of transmittal as exhibits, for free from the SEC’s website (www.sec.gov) or from ACT Teleconferencing, Inc. Questions or requests for documents also may be directed to Morrow & Co., Inc., the information agent for the offer, at (800) 607-0088. Shareholders and investors are urged to read these materials because they contain important information concerning the offer.

Statements made in this news release that are not historical facts may be forward-looking statements. Actual results may differ materially from those projected in any forward-looking statement. Important factors that could cause actual results to differ materially from those anticipated by any forward-looking information include, but are not limited to, future economic conditions, competitive services and pricing, new competitor entry, financing, the delivery of services under existing contracts and other factors. For a more detailed description of the factors that could cause such a difference, please see the section entitled “Risk Factors” under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, as well as the Company’s other filings with the Securities and Exchange Commission. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

ACT Teleconferencing, Inc.

Rick Fresia

Ph: (303) 233-3500

E-mail: rfresia@acttel.com